SIMPSON THACHER & BARTLETT
                  (A PARTNERSHIP WHICH INCLUDES PROFESSIONAL CORPORATIONS)


(212) 455-2635



VIA TELECOPY                                             January 18, 1994
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Martin Lipton, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019

Dear Marty:

          In response to your letter of January 14, as we have previously advised you, Paramount has no reason to believe that the January 7th Viacom offer was in breach of the Exemption Agreement. We also do not agree that the agreements currently provide that any new bid must have a higher aggregate market value, front and back ends combined, than the other offeror's then current bid. Moreover, any amendment that would provide for such a provision would raise difficult valuation issues with respect to the back-end consideration that does not have a readily ascertainable market value and definitional issues as to the term "higher" given the Board's and marketplaces's preference for cash.

          With regard to the proposals we put forward, Viacom has agreed in substance to the clarifying amendments. We would again urge you to seriously consider the proposals, particularly since they would meet QVC's stated objective of ending the bidding according to the timetable now set forth in the procedure you have agreed to.

          As a final matter, we note that your letter reserves to QVC the right to determine whether to extend its offer in response to any new offer that may be made by Viacom. Paramount believes that any action that QVC takes with respect to its tender offer is governed by the Merger Agreement between QVC and Paramount, including the obligation to extend such offer to keep the Viacom and QVC tender offers on the same schedule and to honor the "pour-over" provision. Indeed, QVC's obligations under the "pour-over" provisions are binding on QVC whether or not Viacom complies with the Exemption Agreement.

          If you would like to discuss these matters further, please feel free to call me.


                                               Sincerely,

                                               /s/ Richard I. Beattie

                                               Richard I. Beattie